SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 18, 2014

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
18 February 2014

Number:
05/14

BHP BILLITON REPORTS STRONG FINANCIAL RESULTS

BHP Billiton today announced its financial results for the December 2013 half year, with Underlying EBIT increasing by 15 per cent to US$12.4 billion and Underlying attributable profit increasing by 31 per cent to US$7.8 billion.

BHP Billiton CEO Andrew Mackenzie said the strong performance was driven by a substantial improvement in productivity and additional volume from the Company’s low-risk,largely brownfield investment program.

“The commitment we made 18 months ago to deliver more tonnes and more barrels from our existing infrastructure at a lower unit cost is delivering tangible results,” he said.

“Annualised productivity led volume and cost efficiencies totalling US$4.9 billion are now embedded and this is expected to increase to US$5.5 billion by the end of the 2014 financial year.

“This sustainable increase in productivity supported a 9 per cent increase in the Group’s Underlying EBIT margin to 38 per cent and a strong improvement in the Group’s Underlying return on capital to 22 per cent.”

A 65 per cent increase in net operating cash flow and a 25 per cent reduction in cash outflows from investing activities have driven a US$7.8 billion increase in free cash flow during the period.

“The Group’s opportunity rich portfolio remains a key point of differentiation. By maintaining strict financial discipline and increasing internal competition for capital we intend to further differentiate ourselves by creating a more capital efficient organisation.

“On this basis, we believe an average rate of return of greater than 20 per cent is achievable for our portfolio of major development options,” he said.

The Group’s interim dividend of 59 US cents per share was unchanged from last year’s final dividend, consistent with recent practice. The resultant 3.5 per cent increase in the interim distribution highlights the power of the Company’s progressive dividend policy.

With strong free cash flow projected, net debt of US$27.1 billion is expected to approach US$25 billion by the end of the 2014 financial year.

“With strong free cash flow, selective investment and continued simplification, we are well placed to extend our strong track record of capital management,” Mr Mackenzie said.

“I want to acknowledge the hard work of BHP Billiton employees and their contribution to these strong results. Together we are improving the productivity and competitiveness of the Company and the countries in which we operate.

“I also want to thank our people for their unwavering commitment to health and safety.

“We are pleased to report improved safety performance in the first half, reducing our Total Recordable Injury Frequency to a record low of 4.4 per million hours worked.”

BHP Billiton’s financial results for the December 2013 half year, and further information on the Company, can be found at: www.bhpbilliton.com.

Media Relations
Australia

Emily Perry
Tel: +61 3 9609 2800 Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.co

Investor Relations
Australia

Tara Dines
Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Tara.Dines@bhpbilliton.com

Jodie Phillips
Tel: +61 3 9609 2069 Mobile: +61 418 710 516
email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Jonathan.H.Price@bhpbilliton.com

Dean Simon
Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Dean.Simon@bhpbilliton.com

Americas

James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: Level 16, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1LH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : February 18, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary